Exhibit 1.01

Horizon Global Corporation
Conflict Minerals Report
For the Reporting Period January 1, 2021 to December 31, 2021

Horizon Global Corporation (“Horizon”, the “Company”, “us” or “we”) is filing this Conflict Minerals Report (this “Report”) for the reporting period January 1, 2021 to December 31, 2021 (the “Reporting Period”) as an exhibit to its Form SD (“Form SD”) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“the Rule”). The Rule provides for certain investigation and reporting requirements if a company’s manufactured products (including products contracted to be manufactured for the company) contain one or more of the following minerals necessary to the functionality or production of the products: cassiterite, columbite-tantalite (coltan) and wolframite; their derivatives tantalum, tin, and tungsten; and gold (these minerals are collectively referred to in this Report as “3TG”). The Rule refers to these minerals as “conflict minerals” regardless of their geographic origin and whether or not they fund armed conflict. Capitalized terms which are not expressly defined in this Report have the meaning set forth in the Rule.
Based on the country of origin data, the Company believes its products could contain 3TGs that may have originated in the Covered Countries and, therefore, in accordance with the Rule, due diligence was performed on the source and chain of custody of the 3TGs in question to determine whether its products are “conflict free or responsibly sourced.”
The Company designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework of the Organization for Economic Co-Operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold, tin, tantalum, and tungsten (the “OECD Guidance”).
The Company is committed to complying with the requirements of the Rule and upholding responsible sourcing practices. As such, the Company has put into place a robust due diligence program to ensure its contributions to upholding human rights and responsible practices across the supply chain.

1.	Country of Origin
To determine whether necessary 3TGs in products originated in Conflict-Affected and High-Risk Areas, the Company retained Assent Compliance (“Assent”), a third-party service provider, to assist us in reviewing the supply chain and identifying risks. The Company provided a list composed of suppliers and parts associated with the in-scope products to Assent for upload to the Assent Compliance Manager.
To trace materials, and demonstrate transparency procured by the supply chain, the Company utilized the Conflict Minerals Reporting Template (“CMRT”) Version 6.1 or higher to conduct a survey of all in-scope suppliers.
Through this process, and in accordance with the Rule, Horizon conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period to determine whether any of such conflict minerals originated in the Covered Countries and/or whether any of such conflict minerals may be from recycled or scrap sources.

2.	Horizon's Conflict Minerals Policy
The Company has actively engaged with its customers and suppliers for several years with respect to the use of conflict minerals. The Company adopted a Conflict Minerals Policy articulating the conflict minerals supply chain due diligence process, and the Company’s commitments to reporting obligations regarding conflict minerals. This policy is available on Horizon’s website at https://s26.q4cdn.com/978875081/files/governance_docs/compliance/20150630-Hzn-Conflict-Minerals-Policy.pdf.

Horizon mandates compliance in its supply chain with Horizon’s Conflict Minerals Policy through its required Supplier Acknowledgment.

3.	Due Diligence

a.	Design of Due Diligence
The Company designed its due diligence measures to conform, in all material respects, with the framework in the OECD Guidance and the related supplements. The program aligns with the five steps for due diligence that are described by the OECD Guidance, and the Company continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.
Due diligence requires the Company’s necessary reliance on data provided by direct suppliers and third-party audit programs. There is a risk of incomplete or inaccurate data as the process cannot be fully owned by the Company. However, through active risk identification, and risk assessment, as well as continued outreach and process validation, risk gaps can be mitigated. This aligns with industry standards and market expectations for downstream companies’ due diligence.

b.	Internal Compliance Team
Horizon’s Global Compliance Council (the “GCC”) operates as a broad, interdisciplinary and cross-functional committee, comprised of individuals representing multiple Horizon departments and business units to oversee and drive conflict minerals compliance, domestic and international. The GCC provided oversight of the diligence process to collect information regarding the presence and sourcing of conflict minerals in the products supplied to Horizon.

c.	Systems of Controls and Transparency Over the Conflict Minerals Supply Chain
To provide better transparency within Horizon’s conflict minerals supply chain and to facilitate communication of policies and expectations, as noted above, Horizon engaged with a third-party information management service provider (Assent) to complement internal management processes. Through Assent’s on-line system, we identify suppliers within our supply chain and the relationships between them (e.g., tier 1, tier 2, etc.), and then collect, store, and review information on conflict minerals sourcing practices, track information on SORs, and flag risks based on SOR sourcing practices. This system is designed to allow collection and housing of data on supply chain circumstances, which can be updated to reflect changing realities within the supply chain, such as new customer-supplier relationships and new products.
The Company surveyed in-scope suppliers via the Assent Compliance Manager, a software-as-a-service (SaaS) platform provided by Assent, that enables users to complete and track supplier communications and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment, and management.
The Assent Compliance Manager provides functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the supplier’s declaration of process engagement. Additionally, the metrics provided in this Report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations, are managed through this platform.
The Company requested that all suppliers complete a CMRT. Training and education to guide suppliers on best practices and the use of this template was included. The Company directly contacted suppliers that were unresponsive during the diligence process and requested these suppliers complete the CMRT.
The Company’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of Tier 1 suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.
All submitted declaration forms are accepted so that data is retained, but they are classified as valid or invalid based on a set criteria of validation errors (see Appendix A for CMRT validation criteria). Suppliers are contacted regarding invalid forms and are encouraged to correct validated errors to resubmit a valid form. Suppliers are provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses, and direct engagement help through Assent’s multilingual Supplier Experience team.

Since some suppliers may remain unresponsive to feedback, Horizon tracks program gaps to account for future improvement opportunities.

d.	Supplier Engagement
Horizon has a strong relationship with Tier 1 direct suppliers. As an extremely important part of the supply chain, Horizon has leveraged processes and educational opportunities in order to ensure non-English speaking suppliers have access to a free platform to upload their CMRTs, help desk support, and other multilingual resources.
The Company engages with suppliers directly to request a valid (free of validated errors) CMRT for the products that they supply to the Company. With respect to the OECD requirement to strengthen engagement with suppliers, the Company has developed an internal procedure that includes supplier risk identification process that then leads to further steps of supplier engagement in the form of escalations, such as in-person meetings and/or corrective actions. Feedback from this engagement process has allowed the Company to oversee improvements in supplier responses and supplier compliance for this initiative.
Additionally, the Company’s Conflict Minerals Policy is included in our Supplier Acknowledgment, which requires new suppliers to read and accept the policy as a requirement of doing business with the Company.
The Company continues to place a strong emphasis on supplier education and training. The Company believes that the combination of the Supplier Acknowledgement, the Spirit and the Letter, The Conflict Minerals Policy, and direct engagement with suppliers for conflict minerals training and support constitute a strong supplier engagement program.

e.	Internal Measures Taken to Strengthen Company Engagement with Suppliers
Horizon has undertaken the task of increasing its supply chain transparency and identifying risks within its supply chain. Horizon is committed to conducting business in a socially-responsible manner and is determined to partner with suppliers who are similarly committed. Horizon’s supplier compliance process requires that suppliers comply with various contract provisions, legal requirements, and industrial standards under local, regional, and national laws and regulations of the countries in which the suppliers conduct business. Through this process, Horizon remains engaged with its supply base from a compliance perspective.

f.	Records
The Company has adopted a document retention policy to retain conflict minerals related documents, including supplier responses to CMRTs and the sources identified within each reporting period. The Company stores all of the information and findings from this process that can be audited by internal or external parties.

g.	Supplier Risk Evaluation
Risks associated with Tier 1 suppliers’ due diligence processes were assessed by their declaration responses on a CMRT, which are identified automatically based on established criteria. These risks are addressed by engaging with suppliers to gather pertinent data and ask for corrective actions if needed, performing an overall assessment of the supplier’s conformity status, which is referred to as “conflict minerals status.”
Risks at the supplier level may include non-responsive suppliers or incomplete CMRTs. In cases where a company-level CMRT (such as when a company declares there are no 3TGs in any of its products) is submitted, Horizon is unable to determine if all of the specified smelters/refiners were used for 3TGs in the products supplied to the Company.
The supplier risk assessment tool (flagging suppliers’ risk as high, medium, low) provides a user-friendly form to identify problematic suppliers in a company’s supply chain. The risk assessment is derived from the smelter validation process, which establishes risk at the smelter level via an analysis that takes into account multiple conflict minerals factors.
Other supply chain risks were identified by assessing the due diligence practices and audit status of smelters/refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent’s Smelter validation program compared listed facilities into the list of smelters/refiners consolidated by the RMI to ensure that the facilities met the recognized definition of a 3TGs processing facility that was operational during the 2021 calendar year.
We determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (“RMAP”). Horizon does not have a direct relationship with smelters/refiners, and does not perform direct audits of these entities within their pre-supply chain. Smelters that are conformant to RMAP audit standards are considered to have their sourcing validated as “conflict free or responsibly sourced.” In cases where the smelter/refiner’s due diligence practices have not been audited against the RMAP standard or they are considered non-conformant by RMAP, further due diligence steps are followed to notify suppliers reporting these facilities. Smelters/refiners are actively monitored to proactively identify other risks pertaining to conflict minerals
Each facility that meets the definition of a smelter or refiner of a 3TG mineral is assessed according to red-flag indicators defined in the OECD Guidance. A number of factors are used to determine the level of risk that each smelter poses to the supply chain by identifying red flag, including:
▪Geographic proximity to Conflict-Affected and High-Risk Areas
▪Known mineral source country of origin
▪RMAP audit status
▪Credible evidence of unethical or conflict sourcing
▪Sanctions risks
Risk mitigation activities are initiated whenever a supplier’s CMRT reports facilities of concern. Suppliers with submissions that included any smelters of concern were immediately provided with feedback instructing suppliers to take their own independent risk mitigation actions. Examples include the submission of a product-specific CMRT to better identify the connection to products that they supply to Horizon. Additional escalation may have been necessary to address any continued sourcing from these smelters of concern. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these smelters of concern from the supply chain. In addition, suppliers are guided to the educational materials on mitigating the risks identified through the data collection process.
Suppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ conflict minerals practices and policies.

h.	Strategy to Respond to Supply Chain Risks
The Assent Compliance system used by Horizon includes an online platform for storing and managing conflict minerals information. This system is updated in real time as information about and from Horizon’s mineral supply chain is gained. For those supply chains with SORs potentially sourcing from the Covered Countries, additional investigation is undertaken to determine the source and chain-of-custody of the regulated metals.
If the SOR is not certified by these internationally recognized standards, Assent Compliance undertakes contact with the SOR to gain more information about its sourcing practices, including countries of origin and transfer, and internal due diligence procedures employed by the SOR to track chain-of-custody on minerals supplied. Relevant information that is reviewed includes: whether the SOR has a documented, effective and communicated conflict-free policy; whether the SOR has an accounting system to support the materials processed; and whether traceability documentation is maintained. Assent Compliance conducts internet research to evaluate outside sources of information regarding the SOR’s sourcing practices.

i.	Independent Third-Party Audit
Horizon does not have a direct relationship with any 3TG smelters/refiners and does not perform or direct audits of these entities within the supply chain. Instead, the Company relies on third-party audits of smelters/refiners conducted as part of the RMAP. The RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters/refiners that agree to participate in the program.

j.	Reporting
Horizon’s Form SD and this Report are publicly available at www.horizonglobal.com and meet the OECD recommendation to report annually on supply chain due diligence.

4.	Diligence Results

a.	Outreach
Supply chain outreach is required to identify the upstream sources of origin of 3TGs. Following the industry standard process, CMRTs are sent to and requested from Tier 1 suppliers, who are expected to follow this process until the smelter and refiner sources are identified. The following is the result of the outreach conducted by Horizon for the Reporting Period.
Of the 460 suppliers in scope of the conflict minerals program, 356 provided a completed CMRT. The total response rate for this reporting year was 77.39% and the valid response rate was 75.22%.

Number of In-Scope Suppliers	Response Rate	Valid Response Rate
460	77.39%	75.22%

b.	Upstream Data Transparency
Horizon has taken measures to validate all smelter/refiner data against validated audit programs and databases intended to verify the material types and mine sources of origin. From the gathered responses, 18 smelters that potentially posed a risk due to the presence of some red flag indicators were identified.
Suppliers that identified these specific smelters of concern on their CMRT were contacted in accordance with the OECD Guidance, as stipulated in the previous sections.

Status	Number of Identified Smelters/Refiners
RMAP Conformant	229
RMAP Active	18
Not Enrolled	70
Non-Conformant	16

c.	Countries of Origin
Appendix B includes an aggregated list of countries of origin from which the reported facilities collectively source 3TGs, based on reasonable identification of country of origin data obtained via Assent’s supply chain database or the RCOI file. It is understood that overreporting might occur which could result in Appendix B having more countries than those relevant to the Company’s products.

5.	Steps to Improve Due Diligence and Mitigate Risk
Horizon will work to continuously improve its supply chain due diligence efforts through the following measures:

a.	Continue supply chain due diligence efforts and engagement with suppliers to identify sources of conflict minerals;

b.	Continue to clearly communicate expectations with regard to supplier compliance, transparency, and sourcing;

c.	Continue to engage with suppliers that provided incomplete or uncertain information or did not respond to our survey request;

d.	Utilize the internal chemical management team to handle global requirements, which team ensures all parts must submit detailed chemical analysis (IMDS) as part of approval process;

e.	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs; and

f.	Contact smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program.

APPENDIX A

ASSENT COMPLIANCE PLATFORM LOGIC STRUCTURE

The following tables map the Assent Compliance Platform’s status outputs and CMRT logic structure when determining supplier conflict mineral statuses as displayed on the dashboard. Using this table, and referencing the CMRT questions listed above, users will be able to determine what answers were provided by their suppliers to earn their conflict minerals statuses.

Dashboard Supplier Response Statuses

Supplier Status	Description
Not Submitted	A CMRT has not been submitted by the supplier
Complete	A CMRT has been submitted, and is valid and complete
Incomplete	A supplier with parts associated to them has submitted a partially completed Product-Level or User-Defined CMRT
Invalid Submission	A CMRT has been submitted and deemed invalid based on contradiciting responses in the template
Out of Scope	The supplier is out of scope for conflict minerals and does not need to be contacted

APPENDIX B

COUNTRIES OF ORIGIN

Afghanistan	Ethiopia	Netherlands
Åland Islands	Finland	New Zealand
Albania	France	Niger
American Samoa	Germany	Nigeria
Andorra	Ghana	Panama
Angola	Guinea	Papua New Guinea
Argentina	Guyana	Peru
Armenia	Hong Kong	Philippines
Australia	Hungary	Poland
Austria	India	Portugal
Belarus	Indonesia	Russian Federation
Belgium	Ireland	Rwanda
Bermuda	Israel	Saudi Arabia
Bolivia (Plurinational State of)	Italy	Sierra Leone
Brazil	Japan	Singapore
Bulgaria	Kazakhstan	Slovakia
Burundi	Kenya	Slovenia
Cambodia	Korea	South Africa
Canada	Kyrgyzstan	South Sudan
Central African Republic	Liberia	Spain
Chile	Lithuania	Sudan
China	Luxembourg	United Kingdom
Colombia	Madagascar	United States
Congo	Malaysia	Uzbekistan
Democratic Republic of Congo	Mali	Viet Nam
Djibouti	Mauritania	Zambia
Dominica	Mexico	Zimbabwe
Dominican Republic	Mongolia
Ecuador	Morocco
Egypt	Mozambique
Eritrea	Myanmar
Estonia	Namibia